EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC. AND SUBSIDIARIES

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except ratio)
Income from operations before income taxes	$127,730	$184,678	$184,477	$61,472	$93,977
Add (Subtract):
Capitalized interest	(155)	(451)	(541)	(236)	(157)
Amortization of capitalized interest	715	678	616	567	541
Fixed charges (see calculation below)	54,977	46,260	35,620	23,511	18,736
Income from operations before income taxes as adjusted	$183,267	$231,165	$220,172	$85,314	$113,098
Fixed charges:
Interest expense, net	$47,287	$39,389	$27,936	$15,999	$8,403
Interest income	846	798	874	825	623
Capitalized interest	155	451	541	236	157
Amortization of capitalized interest	(715)	(678)	(616)	(567)	(541)
Preferred stock dividend	—	—	—	—	—
Portion of operating lease rental expenses deemed to be representative of the interest factor	7,404	6,300	6,885	7,018	5,624
Fixed charges	$54,977	$46,260	$35,620	$23,511	$18,736
Ratio of earnings to fixed charges	3.3x	5.0x	6.2x	3.6x	6.0x